

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 30, 2007

Mr. James D. Bunney
President, Chief Executive Officer, and Director
Nuance Resources, Corp.
601-8623 Granville St.
Vancouver, B.C. Canada

> **Re: Nuance Resources, Corp.**
> **Registration Statement on Form SB-2**
> **Filed March 16, 2007**
> **File No. 333-141343**

Dear Mr. Bunney:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 filed March 16, 2007

General

1.   We note that you completed the reverse merger with Nuance Resources Corp. on December 29, 2006. Item 310(c) and (d) of Regulation S-B requires the inclusion of pro forma financial information reflecting the impact of the reverse merger on the newly merged company. The required information was included in your Form 8-K filed January 4, 2007. Please revise to include the information in the registration statement.

Fee Table

2.   We note that you are relying on Rule 457(a) of the Securities Act for the purpose of calculating the fee. However, you state in footnote (1) that for the purpose of calculating the fee, the price per share "was arbitrarily determined by Nuance Resource Corp." This appears to be inconsistent with Rule 457(a), which provides that the fee may be calculated based on "a bona fide estimate of the maximum offering price." Please revise.

Table of Contents, page 3

3.   The Table of Contents should contain references to the location of the most significant parts of your document. In this regard, please delete the references to each specific risk factor.

Description of Business, page 26

4.   Please revise to discuss in further detail the reverse merger of Farrier Resources Corp. with Nuance Resources Corp. In particular, discuss the reasons for the merger, which resulted in the change of Farrier Resources' business operations from mineral exploration to oil and natural gas exploration.

Undertakings, page 41

5.   Please revise to include the undertaking required by Item 512(g)(2) of Regulation S-B.

Signatures

6.   Please provide the signatures of those persons signing in the capacity of principal financial officer and principal accounting officer or controller.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding the accounting comments. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: A. N. Parker
       C. Moncada-Terry